UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-52762

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Abtech Holdings, Inc.
Full Name of Registrant

Laural Resources, Inc.
Former Name if Applicable

4110 N. Scottsdale Road, Suite 235
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85251
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 10-K for the year ending December 31, 2017 by April 2, 2017, the due date, because of unanticipated delays in the completion of its financial statements and related portions of the Form 10-K, which delays could not be eliminated by the registrant without unreasonable effort and expense.

On March 30, 2018, the registrant became aware of information that affected its estimate of certain accrued expenses and the related amounts reported in the financial statements and Management’s Discussion and Analysis section of the report on Form 10-K. After assessing the new information, the registrant determined to change its estimate and initiated the process to make the necessary changes which affected many pages of the report on Form 10-K. These changes affect the financial statements and require review by our independent registered public accountants. The changes also require modification of the edgarized report and related XBRL files. The time required to make these changes caused our inability to timely file and could not be eliminated without unreasonable effort and expense.

In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the registrant anticipates filing its Form 10-K no later than five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lane J. Castleton	480	874-4000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the year ended December 31, 2017 increased by $263,151 to $573,107, or 85%, compared to revenues in 2016. The increase was due entirely to the increase in the quantity of product sales and included several relatively large orders from prior customers as well as the registrant’s first sale of Ultra-Urban® Filters containing a filtration media that combined Smart Sponge® polymer with the registrant’s new licensed media for filtering heavy metals.

The gross margin percentage increased to 19% in 2017 compared to a negative gross margin of (16)% in 2016. The significant improvement in gross margin in 2017 was due to increased product sales during the period which helped offset the fixed costs of excess manufacturing capacity.

Selling, general and administrative expenses were approximately $559,000 lower in 2017 than in 2016 due in part to insurance proceeds received in 2017, which offset legal fees incurred by the registrant in both 2017 and 2016 related to subpoenas issued by the SEC regarding its investigation In the Matter of Abtech Holdings, Inc. (NY-9262).

Research and development (“R&D”) expenses decreased by approximately $208,000, or 18%, in 2017 compared to 2016. The reduced R&D expenses in 2017 were primarily attributable to a decrease of approximately $218,000 in payroll and related benefits expenses. R&D expenses in 2017 were also affected by a transfer to inventory of approximately $34,500 of expenses related to the production of the registrant’s heavy metal filtration media.

Interest expense increased to approximately $668,000 in 2017 compared to $253,000 in 2016 due to the increased amount of outstanding loans from investors accruing interest at a rate of 10% per annum.

Abtech Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2018	By	/s/ Lane J. Castleton
		Name:	Lane J. Castleton
		Title:	Chief Financial Officer, Chief Accounting Officer,

Vice President, and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).